Exhibit T3E-6

Maxcom Announces Offer to Exchange Any and All of its Outstanding Step-Up Senior Notes due 2020 For Its 8.00% Senior Secured Notes due 2024, Junior PIK Notes and Cash

MEXICO CITY, June 17, 2019 — Maxcom Telecomunicaciones, S.A.B. de C.V.  (“Maxcom” or the “Company”) today announced that it has commenced an offer to eligible holders (as defined below) to exchange (the “exchange offer”) any and all of its outstanding Step-Up Senior Notes due 2020 (ISIN: US57773AAL61; Common Code: 098348964; CUSIP: 57773AAL6 ) (the “old notes”) for its new 8.00% senior secured notes due 2024 (the “Senior Notes”), its junior payment-in-kind notes (the “Junior PIK Notes” and, together with the Senior Notes, the “New Notes”) and cash, as set forth in the table below.  In conjunction with the exchange offer, the Company commenced a consent solicitation with respect to certain proposed amendments to the indenture governing the old notes (the “old notes indenture”), as discussed below. The current aggregate principal amount of the old notes outstanding is US$103,378,674 and the maximum aggregate principal amount of the Senior Notes and the Junior PIK Notes that will be issued in connection with the exchange offer is US$56,858,270 and the Mexican peso equivalent of US$10,337,867, respectively.

Consideration per US$1,000 Principal Amount of Old Notes Tendered
CUSIP / ISIN of Old Notes	Aggregate Principal Amount Outstanding of Old Notes		Title of Old Notes	Title of New Notes	Total Exchange Consideration if Tendered on or before the Early Participation Date(1)	Exchange Consideration if Tendered after the Early Participation Date and on or before the Expiration Date
57773A AL6 / US57773AAL61	US$	103,378,674	Step-Up Senior Notes due 2020	8% Senior Secured Notes due 2024	US$550 of Senior Notes	US$550 of Senior Notes
				Junior Payment-in-Kind Notes	US$100 of Junior PIK Notes(2)	US$100 of Junior PIK Notes(2)
				-	US$110 in cash	US$100 in cash

(1)  The cash portion of the total exchange consideration for holders tendering their old notes prior to or on the early participation date is US$110 for each US$1,000 of old notes validly tendered, not validly withdrawn and accepted in the exchange offer, which includes early participation consideration of US$10 for each US$1,000 of old notes validly tendered, not validly withdrawn and accepted in the exchange offer.

(2)  The Junior PIK Notes will be denominated in Mexican pesos. Peso equivalent of US$100 to be determined using an exchange rate of Ps.19.1645 per US$1.00, which is the exchange rate published by the Bank of Mexico (Banco de México) in the Official Gazette (Diario Oficial de la Federación) on June 14, 2019.

The purpose of the exchange offer is to accomplish a financial restructuring, thereby allowing the Company to fund necessary capital expenditures and continue operations.  The exchange offer will allow the Company to extend the maturity of the old notes, reduce its overall debt profile and reduce its interest expense burden.

Maxcom has had discussions with several holders of old notes who assisted in developing the proposal and who believe the transaction is fair and reasonable in light of the current market environment and given Maxcom’s circumstances.  Holders of over 30% of our old notes have already indicated that they will vote in favor of the transaction.

Concurrently with the exchange offer, the Company is also soliciting votes (the “plan solicitation”) from all holders of the old notes to approve a prepackaged plan of reorganization under chapter 11 of Title 11 of the United States Code (the “Plan”).  In the event that the exchange offer is terminated, but holders of the old notes submit votes in favor of the Plan in an amount and number to satisfy the Bankruptcy Threshold (as defined below), Maxcom intends to commence a case under chapter 11 of the Bankruptcy Code (the “Chapter 11 Case”) and seek confirmation of the Plan in order to accomplish the financial restructuring contemplated by the exchange offer. As described above, in the event that more than two-thirds in amount and more than one-half in number of the claims in such class of the votes timely cast by holders of the old notes (the “Bankruptcy Threshold”) represent votes to accept the Plan, it is the Company’s current intention to commence the Chapter 11 Case for the sole purpose of moving forward with the restructuring of the old notes set forth in the exchange offer. Importantly, the Plan will not alter or modify any of the Company’s existing obligations to its customers, employees and vendors, and the Company fully expects to continue operating its business in the ordinary course during the short amount of time that it expects the Chapter 11 Case to remain pending.

The exchange offer is being made only to eligible holders of the old notes, as described below, pursuant to the offering memorandum and consent solicitation statement dated June 17, 2019 (the “statement”) which sets forth more fully the terms and conditions of the exchange offer and consent solicitation.  The exchange offer, consent solicitation and plan solicitation are scheduled to expire at 12:00 midnight, New York City time, on July 15, 2019 (the “expiration date”), unless extended by Maxcom in its sole discretion.  Eligible holders who tender their old notes by 5:00 p.m., New York City time, on June 28, 2019, unless extended by Maxcom (such date and time, as the same may be extended, the “early participation date”), will receive, for each US$1,000 principal amount of old notes tendered, US$550 principal amount of Senior Notes, US$100 principal amount of

Junior PIK Notes and US$110 in cash (the “total exchange consideration”). Eligible holders who validly tender after the early participation date, but at or before the expiration date, will receive, for each US$1,000 principal amount of old notes tendered, US$550 principal amount of Senior Notes, US$100 principal amount of Junior PIK Notes and US$100 in cash (the “exchange consideration”).

Only eligible holders that validly tender their old notes and do not validly withdraw their tenders prior to or on the early participation date will be eligible to receive the total exchange consideration, which includes the early participation consideration. The early participation consideration is only available in the event that Maxcom can either successfully complete the exchange offer (which is subject to certain conditions described below) or confirm the Plan.  In order to receive the early participation consideration, eligible holders are strongly encouraged to both tender their old notes and complete and submit their vote in favor of the Plan.  Eligible holders that validly tender and do not withdraw old notes after the early participation date and prior to or on the expiration date will be eligible to receive only the exchange consideration and no early participation consideration of US$10 for each US$1,000 principal amount of old notes validly tendered and accepted.

Holders who tender old notes pursuant to the exchange offer will also be consenting to the proposed amendments which will amend the old notes indenture to eliminate the majority of the restrictive covenants and certain events of default.

Subject to satisfaction or waiver of the conditions to the exchange offer and consent solicitation set forth in the offering memorandum, the Company will only accept old notes for exchange if at least 90% (including any old notes which are owned by the Company or its affiliates) in aggregate outstanding principal amount of the old notes is validly tendered and not validly withdrawn on or prior to the expiration date (the “minimum tender condition”); provided, that the proposed amendments will only be effective if at least a majority (not including any old notes which are owned by the Company or their affiliates) in aggregate principal amount of the old notes is validly tendered and not validly withdrawn on or prior to the expiration date.  If the minimum tender condition is not satisfied on or before the expiration date, the Company intends to terminate the exchange offer; however, the Company reserves the right to waive the minimum tender condition if old notes representing 80% or more of the outstanding old notes in aggregate principal amount are tendered for exchange.

The Senior Notes will be guaranteed by certain of Maxcom’s subsidiaries and will be secured by the collateral securing the old notes, as described further in the statement. The Senior Notes will be callable at par at any time.

The Junior PIK Notes are intended to provide an “equity upside” to holders and will have a perpetual maturity, increase in face value by 15% each year (PIK), and are callable at par, in whole and not in part, on each PIK interest payment date, only if no Senior Notes are outstanding. The Company will be required to redeem the Junior PIK Notes in the event of a change of control of the Company, at a redemption price of the lesser of (i) their face value or (ii) a percentage of the company’s equity value, which percentage would be 25% for the first seven years following the issuance, then increasing by 5% each year to a maximum of 45%. The Company would also be required to redeem the Junior PIK Notes in the event of any payment of dividends to the common shareholders of the Company. The Junior PIK Notes will be denominated in Mexican pesos.

On the settlement of the financial restructuring (whether accomplished through the exchange offer or the Plan), all eligible holders whose old notes are validly tendered, not validly withdrawn and accepted for exchange will also receive a cash payment equal to the accrued and unpaid interest on their old notes validly tendered, not validly withdrawn and accepted for exchange through but excluding the settlement date.

Shareholders of Maxcom have indicated their commitment to inject Ps.300 million of new equity capital if the financial restructuring (whether accomplished through the exchange offer or the Plan) is successful. The contribution of Ps.300 million of new equity capital by shareholders is a condition to the settlement of the financial restructuring (whether accomplished through the exchange offer or the Plan).

General

BCP Securities, LLC is acting as exclusive dealer manager for the exchange offer and solicitation agent for the consent solicitation.  Prime Clerk, LLC has been appointed as the information agent and exchange agent for the exchange offer and the consent solicitation. The complete terms and conditions of the exchange offer, consent solicitation and plan solicitation are described in the statement, copies of which may be obtained by eligible holders by contacting (i) James Harper at BCP

Securities, LLC at +1 (203) 629-2186 or jharper@bcpsecurities.com or (ii) Prime Clerk, LLC at (844) 234-1694 (toll-free), (917) 942-6396 (local) or email maxcomballots@primeclerk.com. For more information, visit https://cases.primeclerk.com/maxcom/.

The New Notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements, and will therefore be subject to substantial restrictions on transfer.

The exchange offer is being made, and the New Notes are being offered and issued, only to registered holders of old notes outside the United States who are not “U.S. persons,” as that term is defined in Regulation S under the Securities Act (“eligible holders”).

This announcement is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy the New Notes nor an offer to purchase old notes nor a solicitation of consents.  The exchange offer and consent solicitation is being made solely by means of the statement.

About Maxcom

MAXCOM Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, is a facilities-based telecommunications provider using a “smart-build” approach to deliver “last-mile” connectivity to enterprises and residential customers in the Mexican territory.

MAXCOM launched its commercial operations in May 1999 and is currently offering local and long distance telephony services, wired, wireless and cellular data transmission and value-added services in Mexico City metropolitan area, Monterrey, Puebla, Querétaro, León, Guadalajara, San Luis Potosí, Tehuacán and Toluca, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of Maxcom Telecomunicaciones, S.A.B. de C.V. and has not been reviewed by the Mexican National Banking and Securities Commission (the “CNBV”) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply any certification as to the investment quality of the securities or of Maxcom’s solvency.

The trading of these securities by an investor will be made under such investor’s own responsibility.

Forward-Looking Statements

This document may include forward-looking statements that involve risks and uncertainties that are detailed in the statement and from time to time in the Company’s reports to its security holders. Words such as “estimate,” “project,” “plan,” “believe,”  “expect,”  “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statement in this document or made by the Company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.